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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  JUNE 2009

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ��              No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_______________.

Exhibit No.	Document
1	June 5, 2009 News Release – Option Grant
2	June 16, 2009 Material Change Report – Option Grant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date:June 16, 2009

By:

“ Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

ALDA PHARMACEUTICALS CORP.

635 Columbia Street
New Westminster, British Columbia V3M 1A7

Tel: (604) 521-8300 Fax: (604) 521-8322

NEWS RELEASE

TSX-V: APH

OTCBB: APCSF

ALDA Grants Incentive Stock Options

June 5, 2009 - Vancouver, BC - ALDA Pharmaceuticals Corp.(APH:TSX-V, “ALDA”)announces that it has granted incentive stock options to certain directors, senior officers, employees and consultants to purchase an aggregate of 1,600,000 common shares at an exercise price of $0.25 and a term of five years, expiring on June 4, 2014.  The options and shares issuable upon exercise, if any, will be subject to a four-month hold period from the date of grant in accordance with TSX Venture Exchange policy.  The grant was pursuant to the Company's Rolling Stock Option Plan, which was re-affirmed by the shareholders of the Company on December 12, 2008 and subsequently accepted by the Exchange. The total number of options outstanding after this grant will be 5,120,000..

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T 36®technology. The Company trades on the TSX Venture Exchange under the symbol APH and on the OTC BB under the symbol APCSF.

Terrance G. Owen, Ph.D., MBA

President, CEO and Director
ALDA Pharmaceuticals Corp.

www.aldacor p.com

Distribution & Sales Contact
Diane Mann

(604)  521-8300 Ext. 4

diane_mann@aldacorp.com

Retail Sales

Eastern Esthetics (ON, QU, NB, NS, PE, NL)             (902) 450-2161

LCN Canada – West (MB, SK, AB, BC, NW, YK)   (780) 462-2580

Investor Relations Contact

Scott Young

(604) 288-7222

syoung@freeformcom.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

ALDA PHARMACEUTICALS CORP.

("ALDA" or the “Company”)

635 Columbia Street

New Westminster, BC V3M 1A7

Item 2

Date of Material Change

June 5, 2009

Item 3

News Release

A news release was issued on June 5, 2009, at Vancouver, BC

Item 4

Summary of Material Change

ALDA has granted incentive stock options to certain directors, senior officers, employees and consultants to purchase an aggregate of 1,600,000 common shares.

Item 5

Full Description of Material Change

ALDA has granted incentive stock options to certain directors, senior officers, employees and consultants to purchase an aggregate of 1,600,000 common shares at an exercise price of $0.25 and a term of five years, expiring on June 4, 2014.  The options and shares issuable upon exercise, if any, will be subject to a four-month hold period from the date of grant in accordance with TSX Venture Exchange policy.  The grant was pursuant to the Company's Rolling Stock Option Plan, which was re-affirmed by the shareholders of the Company on December 12, 2008 and subsequently accepted by the Exchange. The total number of options outstanding after this grant will be 5,120,000.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Terrance G. Owen, Ph.D., MBA, President & CEO at (604) 521-8300

Item 9

Date of Report

June 16, 2009